Mail Stop 3010

October 1, 2009

Mr. David T. Nguyen
Treasurer and Controller
Portsmouth Square, Inc.
820 Moraga Drive
Los Angeles, CA 90049

>   **Re: Portsmouth Square, Inc.**
>   **Form 10-KSB for fiscal year ended June 30, 2008**
>   **Filed September 25, 2008**
>   **File No. 0-4057**

Dear Mr. Nguyen:

        We have reviewed your response letters dated August 24, 2009 and September 25, 2009 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the fiscal year ended June 30, 2008

Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Significant Accounting Policies

Minority Interest of Justice Investors, page 31

1.   We note your response to our prior comment one in your correspondence letters dated as of August 24, 2009 and September 25, 2009 and we are unable to agree with your position. It does not appear to us that limited partners have a contractual obligation to fund the accumulated deficit in Justice Enterprises, Inc. As such, we continue to believe these losses should be charged to the majority interest in accordance with paragraph 15 of ARB 51. Please revise your financial statements accordingly. Additionally, please upload to Edgar copies of the seven agreements which you provided to the Staff for its consideration in this matter.

*   *   *   *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a response letter with your amendment on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant